October 2, 2007

Mr. William R. Hahl
Chief Financial Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 34994

Re:
      Form 10-K for the Fiscal Year Ended December 31, 2006
      File No. 000-13660

Dear Mr. Hahl:

      We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

                                    Sincerely,

Donald Walker
                                    Senior Assistant Chief
Accountant